QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR
THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2003

Fourteenth Consecutive Quarter of Profitability; Revenues and Net Profits Increase Quarter-on-Quarter and Year-on-Year; Adjusted Net Profits up 95% on Q1 2003

Autonomy's second quarter conference call will be available live on the World Wide Web at
www.autonomy.com on Wednesday, July 23, 2003 at 9:30 a.m. BDT/4:30 a.m. EDT/1:30 a.m. PDT

        SAN FRANCISCO, California and CAMBRIDGE, England—July 23, 2003—Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU., Nasdaq Europe: AUTN), a global leader in infrastructure software for the extended enterprise, today reported financial results for the second quarter and six months ended June 30, 2003.

Financial Highlights

	Three Months Ended
	June 30, 2003	March 31, 2003	June 30, 2002
	(unaudited)
Results in US$ ($000's except per share)
Revenues	$12,954	$11,955	$12,171
Gross profit	12,535	11,518	$11,886
Gross profit margin	97%	96%	98%
Net profit (GAAP)	$1,449	$1,329	$1,192
Net profit (adjusted)*	$1,654	$850	$1,545
Profit before tax (GAAP)	$1,749	$1,958	$340
Profit before tax (adjusted)*	$2,042	$1,274	$696
EPS
—basic	$0.01	$0.01	$0.01
—diluted	$0.01	$0.01	$0.01

*
Adjusted net profit and adjusted profit before tax exclude translational foreign exchange gains and losses, impairment of equity investments and associated tax effects for all periods (see page 3).

Second Quarter 2003 Corporate Highlights

  •
  Adjusted net profits up 95% on Q1 2003; adjusted pre-tax profits up 60% on Q1 2003

  •
  Operating profits up nearly 7x from Q1 2003

  •
  Revenues and profits in line with consensus

  •
  Q2 2003 revenues and net profits increase from Q1 2003 and Q2 2002

  •
  Fourteenth consecutive quarter of profitability

  •
  Profit before tax for Q2 2003 is $1.7 million

  •
  R&D investment continues with spending up 12% from Q1 2003 and 24% from Q2 2002

  •
  Launch of Aungate™ compliance applications

  •
  Gross margins remain high at 97%

  •
  Blue chip Q2 2003 wins include Philips, Fiat, General Motors, the Bank of England, the Swedish Government, Entergy, Capital Radio, BDO Stoy Hayward, Verbatim and various U.S. Federal government agencies

  •
  OEM program performed well, with five contracts including agreements with Veritas and EDS

  •
  Average contract size remains stable at approximately $330,000

  •
  Deferred revenue at highest level in three years at $5.1 million, reflecting strong renewals

  •
  Strong balance sheet with approximately $120 million in cash

        Commenting on the results, Dr. Mike Lynch, Group CEO of Autonomy said today: "We are pleased to announce that our second quarter 2003 results are in-line with market expectations. During a period of general uncertainty, Autonomy's strong performance has allowed us to announce that sales and profits each increased quarter-on-quarter and from Q2 2002, and that Q2 2003 was our fourteenth consecutive quarter of profitability. In the second quarter our award-winning technology was selected by new and existing blue chip customers in a wide variety of industries throughout the world including Philips, Fiat, General Motors, the Bank of England, the Swedish Government, Entergy, Capital Radio, BDO Stoy Hayward and Verbatim and various U.S. Federal government agencies. Our OEM business performed particularly well, including agreements with Veritas and EDS. Our average contract size remained stable at $330,000 as companies continue to recognize the business benefits of our automated infrastructure."

        Dr. Lynch continued, "Throughout 2002 and the first half of 2003, Autonomy has continued to increase its investment in R&D up some 12% from last quarter and 24% from a year ago. During the second quarter of 2003 we announced Aungate™, a division of Autonomy offering the world's first automated, solution for enterprise compliance and litigation support. Earlier this month we announced an agreement to acquire Virage, Inc., a leading provider of video and rich media software. The transaction was applauded by independent analysts such as AMR Research who stated that "[Autonomy is] a company that never fails to impress us with its own innovation" and that "Virage gives [Autonomy] a bigger stake in an emerging market opportunity." We believe that the addition of the Autonomy and Dremedia technologies into Virage's award-winning products will enable existing and prospective customers to maximize their return-on-investment in video and easily integrate it within the larger enterprise infrastructure. The transaction is expected to be completed late in the third quarter of 2003. Autonomy's consistent profitability has enabled the company to take advantage of the current special opportunities by investing for the future."

Second Quarter and Six Month 2003 Financial Highlights

        Revenues for the second quarter totalled $13.0 million, up 8% from $12.0 million for the first quarter of 2003, and up 6% from $12.2 million for the second quarter of 2002. U.S./Asia Pac revenues of $6.4 million were 49% of total revenues and U.K./European revenues totalling $6.6 million were 51% of total revenues in the second quarter of 2003. Revenues for the six months ended June 30, 2003 totalled $24.9 million, down 5% from $26.2 million for the six months ended June 30, 2002.

        Gross profits for the quarter were $12.5 million, up 9% from $11.5 million in the first quarter of 2003, and up 5% from $11.9 million in the second quarter of 2002. Second quarter gross margins were 97%, compared to 96% in the first quarter of 2003 and compared to 98% in the second quarter of 2002. Gross profits for six months ended June 30, 2003, were $24.1 million, down 7% from $25.8 million for the six months ended June 30, 2002. Gross margins for the six months ended June 30, 2003, were 97%, compared to 98% for the six months ended June 30, 2002.

        Net profit (adjusted) for the second quarter of 2003 was $1.7 million (GAAP- $1.4 million), or $0.01 per diluted share (adjusted and GAAP), compared to net profit (adjusted) of $0.9 million (GAAP- $1.3 million), or $0.01 per diluted share (adjusted and GAAP), for the first quarter of 2003 and compared to net profit (adjusted) of $1.5 million (GAAP- $1.2 million) or $0.01 per diluted share (adjusted and GAAP), for the second quarter of 2002. Adjusted net profit excludes translational foreign exchange gains and losses, impairment of equity investments and associated tax effects for all periods. Net profit for the six months ended June 30, 2003, was $2.8 million, or $0.02 per diluted share, compared to net profit of $4.6 million, or $0.04 per diluted share, for the six months ended June 30, 2002.

        Cash balances were $120.3 million at June 30, 2003, a slight decrease from the prior quarter reflecting share repurchases and exceptional pre-payments during the quarter such as annual directors and officers insurance renewals and new marketing programs. During the quarter Autonomy continued its share repurchase program, purchasing for cancellation 2,613,593 shares at an average price of £1.73 per share. In total, Autonomy has purchased for cancellation 15,254,644 shares at an average price of £1.51 per share.

        Despite strong cash collection, accounts receivable days sales outstanding were 136 days for the second quarter of 2003, compared to 134 days for the first quarter of 2003, primarily due to general delays in payment by a European government customer for a significant transaction. Receivables for the second quarter of 2003 were $19.6 million compared to $17.8 million for the first quarter of 2003, and compared to $16.8 million for the second quarter of 2002. Deferred revenues were $9.0 million gross ($5.1 million net) at June 30, 2003, compared with $9.2 million gross ($4.8 million net) at March 31, 2003, and compared with $7.6 million gross ($3.2 million net) at June 30, 2002. The increase in deferred revenues reflects strong support and maintenance renewals.

        Although GAAP disclosure provides investors and management with an overall view of Autonomy's financial performance, Autonomy believes that it is important for investors to also understand the performance of Autonomy's core business, such as the sale of its software products and services. Consequently, the adjusted results exclude charges not reflective of Autonomy's core ongoing operational business, namely, translational foreign exchange gains and losses, impairment of equity investments and associated tax effects. Management uses the adjusted results to assess the financial performance of Autonomy's core business. A reconciliation of adjustments to GAAP is set forth in the tables at the end of this press release.

Product Sales

        Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major new customer wins included: the Bank of England, the Swedish Government, BDO Stoy Hayward, Texas Online, Verbatim and Singapore Polytechnic. Repeat business from existing customers accounted for approximately 32% of revenue for the quarter, and included customers such as Philips, Fiat, the BBC and General Motors, as well as various U.S. Federal government agencies, such as various intelligence agencies and the United States Navy.

Strategic Partnerships and OEMs

        Autonomy's OEM Program continued on track during the second quarter, with five contracts, including agreements with Veritas and EDS. OEM-derived revenues for the second quarter of 2003 of $2.4 million accounted for approximately 18% of revenues, compared to $2.2 million for the first quarter of 2003.

Q2 Corporate Developments

        During the second quarter of 2003 Autonomy launched Aungate, a division of Autonomy offering the world's first automated, solution for enterprise compliance and litigation support. Founded on Autonomy's unique Intelligent Data Operating Layer (IDOL), Aungate provides a technology platform that integrates with enterprise communications technologies to power real-time analysis of telephone calls, emails and instant messages. Aungate's technology has been tailored to specifically help facilitate compliance and governance discovery and analysis processes, which are now being legislated by the Sarbanes-Oxley Act of 2002, and recommended by the Basel II Accord. Aungate technology will also help to rapidly address the challenges faced within the 80% of financial institutions that do not yet meet existing SEC compliance regulations. Aungate provides an integrated solution to automate the analysis of these unstructured information sources in real time, enabling executives to spot trends in communications and easily pinpoint potential information misuse.

        Also during the second quarter of 2003 Autonomy announced the appointment of two new members to its board of directors and a new chairman to its audit committee. Mark Opzoomer, European managing director and regional vice-president of Yahoo!, joined the board as a non-executive director and will serve as Chairman of Autonomy's Audit Committee. Sushovan Hussain, Chief Financial Officer of Autonomy Corporation plc since June 2001, joined the Board as an executive director.

        Finally, during the quarter Autonomy was again recognized for its market leadership and unmatched technology. In April 2003, Gartner, Inc., an independent research firm, listed Autonomy as a leader in the Gartner 2003 Enterprise Search Engine Vendor Magic Quadrant.

About Autonomy Corporation plc

        Autonomy Corporation plc (Nasdaq: AUTN; LSE: AU.; Nasdaq Europe: AUTN) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 600 global organizations including AstraZeneca, BAE Systems, Ford, Ericsson, Hutchison 3G, RoyalSunAlliance, Sun Microsystems and public sector agencies including the US Department of Defense, NASA and the US Department of Energy, as well as the UK Government's Department of Trade and Industry and numerous agencies responsible for homeland security related functions. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Computer Associates, Hewlett Packard, IBM Global Services, Vignette, EDS and Sybase. Autonomy has offices worldwide and is on the Web at www.autonomy.com.

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.

        Autonomy and the Autonomy logo are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts: Ian Black, Director of Corporate Communications Autonomy Corporation plc +44 (0)1223 448 000	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000
Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Edward Bridges Financial Dynamics +44 (0)20 7831 3113

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended			Six Months Ended
	June 30, 2003	March 31, 2003	June 30, 2002	June 30, 2003	June 30, 2002
	(unaudited)			(unaudited)
Revenues	$12,954	$11,955	$12,171	$24,909	$26,247
Cost of revenues	(419)	(437)	(285)	(856)	(461)

Gross profit	12,535	11,518	11,886	24,053	25,786
Operating expenses:
Research and development	(2,718)	(2,429)	(2,188)	(5,147)	(4,208)
Sales and marketing	(6,937)	(7,056)	(8,650)	(13,993)	(16,405)
General and administrative	(1,868)	(1,901)	(1,561)	(3,769)	(2,942)

Total operating expenses	(11,523)	(11,386)	(12,399)	(22,909)	(23,555)

Profit from operations	1,012	132	(513)	1,144	2,231
Interest income, net	1,030	1,142	1,209	2,172	2,515
Gain (loss) on foreign exchange	(293)	684	(11)	391	214
Impairment of equity investments	—	—	(345)	—	(345)

Profit before income taxes and share of loss of associated company and minority interest	1,749	1,958	340	3,707	4,615
Provision for income taxes	(206)	(605)	993	(811)	162
Share of loss of associated company and minority interest	(94)	(24)	(141)	(118)	(217)

Net profit	$1,449	$1,329	$1,192	$2,778	$4,560

Basic earnings per share	$0.01	$0.01	$0.01	$0.02	$0.04

Diluted earnings per share	$0.01	$0.01	$0.01	$0.02	$0.04

Weighted average ordinary shares outstanding	113,746	118,526	127,544	119,396	127,355
Weighted average ordinary shares outstanding, assuming dilution	114,457	118,974	128,667	120,023	128,470

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
	June 30, 2003	March 31, 2003	June 30, 2002
	(unaudited)
Profit before income taxes	$1,749	$1,958	$340
Gain (loss) on foreign exchange	293	(684)	11
Impairment of equity investments	—	—	345

Adjusted profit before tax	2,042	1,274	696
Tax effect on gain (loss) on foreign exchange	(88)	205	(3)
Provision for income taxes	(206)	(605)	993
Share of loss of associated company and minority interest	(94)	(24)	(141)

Adjusted net profit	$1,654	$850	$1,545

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As at
	June 30, 2003	March 31, 2003	June 30, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$120,345	$124,253	$147,969
Accounts receivable, net of allowances for doubtful accounts of $3,357, $3,595 and $2,647 as of June 30, 2003, March 31, 2003 and June 30, 2002, respectively	19,642	17,794	16,802
Prepaid expenses and other current assets	5,096	5,034	5,093
Deferred tax asset	652	629	703

Total current assets	145,735	147,710	170,567
Property and equipment	5,167	4,788	4,410
Less accumulated depreciation	(3,126)	(2,846)	(2,218)

Property and equipment, net	2,041	1,942	2,192
Intangible assets, net	2,422	769	915
Goodwill, net	4,987	4,759	4,632
Other investments, cost	1,434	1,375	2,651
Deferred tax asset	475	439	—

TOTAL ASSETS	$157,094	$156,994	$180,957

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,137	$2,299	$1,752
Taxes payable, including corporation tax	—	—	380
Accrued expenses	4,251	4,729	6,712
Deferred revenue	5,143	4,774	3,196

Total current liabilities	11,531	11,802	12,040
Shareholders' equity:
Ordinary shares(1)	582	596	662
Additional paid-in capital	122,643	129,881	159,452
Treasury stock, at cost	(1,775)	(1,775)	—
Retained earnings	12,100	10,651	7,755
Other accumulated comprehensive income	12,013	5,839	1,048

Total shareholders' equity	145,563	145,192	168,917

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$157,094	$156,994	$180,957

(1)
At June 30, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 112,339,762 issued and outstanding; as of March 31, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 114,948,330 issued and outstanding; as of June 30, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,573,070 issued and outstanding.

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended			Six Months Ended
	June 30, 2003	March 31, 2003	June 30, 2002	June 30, 2003	June 30, 2002
	(unaudited)			(unaudited)
Cash flows from operating activities:
Net profit	$1,449	$1,329	$1,192	$2,778	$4,560
Adjustments to reconcile net profit to net cash, provided by operating activities:
Depreciation and amortization	352	271	306	623	539
Share of loss of associated company and minority interest	94	24	141	118	217
Impairment of equity investments	—	—	345	—	345
Equity investment received for non-cash consideration	—	—	—	—	(825)
Deferred tax	99	73	(370)	172	(18)
Foreign currency movements	293	(684)	11	(391)	(214)
Changes in operating assets and liabilities:
Accounts receivable	(1,255)	(3,253)	(2,374)	(4,508)	(2,239)
Prepaid expenses and other current assets	(901)	636	(167)	(265)	(717)
Deferred revenues	114	(220)	(441)	(106)	(84)
Accounts payable	(275)	(593)	(1,960)	(868)	(460)
Accrued expenses	(948)	(767)	(3,542)	(1,715)	(4,410)

Net cash used in operating activities	(978)	(3,184)	(6,859)	(4,162)	(3,306)

Cash flows from investment activities:
Purchase of equipment	(183)	(71)	(143)	(254)	(294)
Purchase of intangibles	(390)	(36)	(171)	(426)	(829)
Purchase of investments, net of cash acquired	(7)	—	—	(7)	—

Net cash used in investing activities	(580)	(107)	(314)	(687)	(1,123)

Cash flows from financing activities:
Purchase of company shares	(7,372)	(18,449)	—	(25,821)	—
Proceeds from issuance of shares, net of issuance costs	9	—	53	9	962

Net cash (used in) provided by financing activities	(7,363)	(18,449)	53	(25,812)	962

Effect of foreign exchange on cash and cash equivalents	5,013	(1,479)	9,712	3,534	7,832

Net (decrease) increase in cash and cash equivalents	(3,908)	(23,219)	2,592	(27,127)	4,365
Beginning cash and cash equivalents	124,253	147,472	145,377	147,472	143,604

Ending cash and cash equivalents	$120,345	$124,253	$147,969	$120,345	$147,969

Supplemental disclosure of cash flow information:
Income taxes paid	$(280)	$(159)	$(1,165)	$(439)	$(2,765)

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

1.     Basis of presentation

        The accompanying consolidated financial statements of Autonomy Corporation plc ("Autonomy" or the "Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's financial statements for the year ended December 31, 2002, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the Consolidated Financial Statements do not include all information and footnotes required by US GAAP. All information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three and six months ended June 30, 2003, are not necessarily indicative of the operating results for future operating periods. The interim financial statements should be read in connection with the audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2002, and the risk factors as set forth in the Form 20-F.

2.     Geographical information

	Three months ended
	June 30, 2003	March 31, 2003	June 30, 2002
	(Unaudited)
Revenue by country:
US	$5,994	$6,443	$7,855
UK/Europe	6,620	5,415	4,235
Rest of World	340	97	81

Total	$12,954	$11,955	$12,171

QuickLinks

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2003
AUTONOMY CORPORATION plc CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
AUTONOMY CORPORATION plc CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
AUTONOMY CORPORATION plc CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
AUTONOMY CORPORATION plc NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED